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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                             CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F X                Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                      No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Press Release - March 26, 2007 - CAMPBELL RESOURCES INC. ANNOUNCES $7 MILLION PRIVATE PLACEMENT EQUITY FINANCING




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CAMPBELL RESOURCES INC.



                                                /s/  Real Savoie
                                                -------------------------
                                                Real Savoie
                                                Vice-President Finance


DATE: March 27, 2007



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                                  EXHIBIT INDEX


99.1 Press Release - March 26, 2007 - CAMPBELL RESOURCES INC. ANNOUNCES $7 MILLION PRIVATE PLACEMENT EQUITY FINANCING